Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

April 26, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Gabor

Re:	Withdrawal of Request for Acceleration of Effective Date
Taiwan Liposome Company, Ltd.
Registration Statement on Form F-1 (File No. 333-223090)

Ladies and Gentlemen:

On April 23, 2018, we, as representative of the several underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-223090) so that it may be declared effective at 4:00 PM, Eastern Time, on April 25, 2018, or as soon thereafter as practicable. We hereby withdraw such acceleration request.

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO. Acting on behalf of itself and the several underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Investment Banking

[Signature Page to Underwriters’ Withdrawal of Acceleration Request]